

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Edwin Chun Yin Wong
Chief Executive Officer
J-Long Group Ltd
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

> **Re: J-Long Group Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted December 30, 2022**
> **CIK No. 0001948436**

Dear Edwin Chun Yin Wong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1. We note your disclosure that you "intend to apply to list [your] Ordinary Shares on the Nasdaq Capital Market under the symbol "JL." There is no assurance that such application will be approved, and if [your] application is not approved, this offering may not be completed." Please revise to disclose more clearly whether this offering is contingent upon the final approval of your Nasdaq Capital Market listing.

2. We note your disclosure that you will be a controlled company following the offering. Please revise to identify the "Controlling Shareholder" and disclose, if true, that the

Controlling Shareholder will have the ability to determine all matters requiring approval by stockholders.

3. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

4. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. In addition, please augment your disclosure to discuss how how came to the conclusion that no permissions and approvals to operate your business and to offer securities to investors are required, and the basis on which you made that determination. Please also revise the Permission Required from Hong Kong and PRC Authorities section on page 12 accordingly.

Recent PCAOB Developments, page 12

5. Please revise this section to reflect the most recent legislative developments regarding the HFCAA. In this regard, we note the number of consecutive years an issuer can be identified as a commission-identified issuer before the Commission must impose an initial trading prohibition on the issuer's securities has been reduced from three years to two years. Please revise the prospectus throughout as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

6. Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. Please refer to CF Disclosure Guidance: Topic No. 9.

7. We note your disclosure on page 72, "[a]s we do not own or operate any manufacturing operations, for products that require conversion, we delegate the converting process of our products to our manufacturing services suppliers located in the PRC, ..." With a view towards disclosure, please tell us whether you have experienced supply chain disruptions. If applicable, please discuss here whether supply chain disruptions materially affect your outlook or business goals, specify whether these challenges have materially impacted your results of operations or capital resources, and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. If you have taken actions to lessen the impact of supply chain issues, if material, quantify the impact of such actions, describe such actions in greater detail, and discuss known trends or uncertainties resulting from such actions.

8. Please revise to disclose your critical accounting estimates. Refer to Item 5.E. of Form 20-F.

Results of Operations
Revenues, page 62

9. You attribute the increase of total revenue to the increase in revenue from your heat transfer products and woven labels and tapes products. Please revise to provide more robust disclosures regarding the reasons for your revenue increase. In doing so, describe the underlying reasons for these material changes in quantitative and qualitative terms, including the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of any new products or services.

Cost of Sales, page 62

10. You disclose that the increase in cost of sales was in line with the increase in sales while the gross profit margin increased to 23.1% from 20.6%. Please revise to clarify what appears to be a contradiction and expand your discussion of cost of sales to quantify and further explain the underlying factors to which changes are attributed. See Item 5.A. of Form 20-F and SEC Release No. 33-8350 for guidance.

Liquidity and Capital Resources
Cash Flow
Operating Activities, page 63

11. Please note that your analysis of operating cash flows should focus on factors that directly affect cash, and not merely refer to results of operations prepared on an accrual basis, noncash items that do not affect cash, and items reported in the statement of cash flows or changes in line items presented in your balance sheet without discussing how such items directly affect cash. Refer to Section IV.B.1 of SEC Release No. 33-8350 for guidance. Please revise your disclosure accordingly.

Quantitative and Qualitative Disclosures About Market Risk, page 68

12. Your disclosures with respect to your exposure to currency risk and interest rate risk do not comply with the guidance in Item 11.(a)(1) of Form 20-F. Please revise to provide quantitative disclosures regarding your exposure to currency risk and interest rate risk in one of the suggested formats outlined in Item 11.(a)(1) of Form 20-F.

Consolidated Balance Sheets, page F-3

13.   Please revise to separately present accounts receivables from and accounts payables to related parties on your balance sheets and statements of cash flows. Refer to Rule 4-08(k), Rule 5-02.3(a), and Rule 5-02.19(a) of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

14.   Based on the nature and the geographical areas of your operations and your disclosure on page F-10, it appears that you would have exposure to foreign currency translation. However, there is no foreign currency translation line item in your statement of comprehensive income. Please explain, or revise as necessary.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

15.   Your disclosure on page F-25 indicates that you have customer deposit received balances of $449,772 and $269,263 as of March 31, 2021 and 2022. Please revise to include all required disclosures in accordance with ASC 606-10-50-8.

16.   On page 60 of MD&A, you disclose your revenues from eight types of products for each of the periods presented in your statement of operations, while in Note 2 to your financial statements, you break-out your revenues only by heat transfer and non-heat transfer products. Please revise the notes to your financial statements to disclose disaggregated revenues by the categories disclosed on page 60 of MD&A or explain why you do not believe this is required. Refer to the guidance in ASC 606-10-60-5 and ASC 280-10-50-40.

13. Income Tax, page F-25

17.   Please revise to include a description of tax years that remain subject to examination by major tax jurisdictions in accordance with ASC 740-10-50-15(e).

14. Revenue and Segment Information, page F-27

18.   You disclose that revenue within Asia contributed over 80% of your total revenue. Please revise to disclose revenues from external customers attributed to the your country of domicile and attributed to all foreign countries in total in accordance with ASC 280-10-50-41. To the extent that revenues from external customers attributed to an individual foreign country are material, disclose those revenues separately.

General

19.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review

 You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services